UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.              Earnings release of Natura &Co Holding S.A. for the third quarter of 2023.

2.              Earnings presentation of Natura &Co Holding S.A. for the third quarter of 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: November 14, 2023

São Paulo, November 13, 2023

Q3-23: Continued expansion in Adjusted EBITDA margin

and strengthened balance sheet

          Wave 2 in Brazil showing initial results with CFT growing YoY and Natura brand maintaining solid performance; Avon International margins improving amid top line stabilization; The Body Shop’s profitability continued to show improvement despite operating deleverage

  Q3-23 consolidated net revenue of BRL 7.5 billion was down -0.7% vs Q3-22 in constant currency (CC) and -10.5% YoY in BRL. Solid top-line growth at Natura Latam (+18.6% in CC) and broadly stable trend at Avon International (-2.3% in CC), offset by another challenging quarter at The Body Shop (-13.2% in CC) and the expected drop at Avon in Latam (Home & Style dropped -38.7% in CC as a result of continued portfolio optimization, while beauty decreased -11.6%) linked to the roll-out of Wave 2, already underway in Peru, Colombia and Brazil and in preparation in other countries
  Q3-23 consolidated gross profit stood at BRL 4.9 billion, implying a 65.3% gross margin, up +310 bps vs Q3-22 and stable vs. Q2-23. Gross margin improved YoY in all business units, mainly driven by pricing and mix. Natura &Co Latam showed a 320bps expansion (slightly contracting QoQ compared to Q2), while Avon International continued its strong momentum delivering a 490bps expansion
  Q3-23 consolidated adjusted EBITDA was BRL 751 million with margin of 10.0% (+190 bps YoY), as solid gross margin improvement and continued strict cost control at The Body Shop and at the Holding company were partially offset by planned investments in Natura &Co Latam and, to a lesser extent, Avon International
  Q3-23 Net income of BRL 7.0 billion compared to a loss of BRL -560 million in the same period last year, benefiting from the capital gain from the disposal of Aesop, which closed during the quarter. Excluding this and other non-recurring, underlying net income was BRL +745 million compared to BRL -198 million in Q3-22 driven by lower underlying net financials and better income tax and social contribution
  Q3-23 Net Cash (excluding leasing) stood at BRL 700 million (from a net debt position of BRL 10.0 billion in Q2-23). As previously communicated to the market, Natura &Co sold Aesop for an Enterprise Value of USD2.6 billion. Closing occurred on August 30th, and the proceeds allowed the company to return to a positive net cash position. Even with Q3 seasonal inventory build-up for holidays, underlying free cash flow to firm (adjusted by one-off in net financials amid liability management and excluding Aesop proceeds) was broadly neutral
Consolidated Financial Results (Million)	Q3-23	Q3-22	Δ	9M-23	9M-22	Δ
Net revenue	7,517.3	8,401.0	-10.5%	22,611.0	24,120.3	-6.3%
Constant currency change			-0.7%			1.1%
Gross Profit	4,906.3	5,223.9	-6.1%	14,817.4	14,903.4	-0.6%
Gross margin	65.3%	62.2%	310 bps	65.5%	61.8%	370 bps
Reported EBITDA	490.5	520.8	-5.8%	1,577.1	1,291.0	22.2%
Reported EBITDA margin	6.5%	6.2%	30 bps	7.0%	5.4%	160 bps
Adjusted EBITDA	751.4	683.3	10.0%	2,216.6	1,737.7	27.6%
Adjusted EBITDA margin	10.0%	8.1%	190 bps	9.8%	7.2%	260 bps
Net income (loss) attributable to controlling shareholders	7,024.4	(559.8)	NA	5,640.2	(1,969.6)	NA
Net Margin	93.4%	-6.7%	NA	24.9%	-8.2%	NA

Fábio Barbosa, Group CEO of Natura &Co, declared:

“Natura &Co Q3’s performance continued the trend of the first two quarters of the year, showing a strong expansion of both Gross and EBITDA margin versus the prior year, despite a small deceleration in revenues mainly caused by the Wave 2 implementation in Latam and the continuing declining trend in sales at The Body Shop.

The main highlight of the quarter was the launch of Wave 2 in Brazil, which showed positive initial results, delivering combined YoY revenue growth in the CFT category. Productivity gains and cross-selling more than offset the expected channel count reduction. Peru and Colombia have continued the roll-out of the integration, started in the first half of the year, showing further improvements in productivity. Although there have been temporary challenges in the channel, we have seen the actions implemented by the team yielding early signs of recovery ahead of the holiday season. We are also encouraged by the margin expansion of those countries in the most recent cycles, which is the main objective of Wave 2. Avon International posted broadly stable top line and further margin improvements, reaching high-single-digit adjusted EBITDA margin.

The proceeds from the sale of Aesop, closed in late August, enabled us to quickly advance in our liability management plan, with more than half of our debt already prepaid by the end of the quarter. This is an important step to unlock sustainable value for our investors and deliver on our financial priorities of maintaining a strong capital structure, strict financial discipline on costs and expenses, and boosting cash conversion. On the latter, we reached a neutral cash generation this quarter despite the normal seasonal cash consumption to build up inventories for the holiday season.

Furthermore, marking the third year of our sustainability vision, after having made substantial progress towards our goals set in 2020, our approach has evolved. We have realigned our metrics, and targets to address the pressing concerns of our time. We have been a partner of the Union for Ethical Biotrade (UEBT) for over fifteen years and together we will work towards Natura &Co’s adoption of regenerative practices to deliver even more positive impact.

Finally, we recently announced updates related to The Body Shop sale process and we will keep the market informed of any relevant news. This is another important step to continue to streamline our business, a journey started in the second half of 2022. We are confident that our enhanced capital structure, combined with a laser-focus strategy on our key priorities, will allow us to unlock significant value for our shareholders in the future through both topline growth and margin expansion.”

Key Financial Results per Business Unit

	Q3-23 vs. Q3-22					9M-23 vs. 9M-22
	Net Revenue (BRL million)	Δ% reported currency	Δ% CC	Adj. EBITDA margin	Δ% Adj. EBITDA	Net Revenue (BRL million)	Δ% reported currency	Δ% CC	Adj. EBITDA margin	Δ% Adj. EBITDA
Consolidated	7,517.3	-10.5%	-0.7%	10.0%	190 bps	22,611.0	-6.3%	1.1%	9.8%	260 bps
Natura &Co Latam	5,232.0	-9.4%	2.5%	12.3%	100 bps	15,558.6	-3.3%	5.6%	12.9%	240 bps
Avon International	1,455.8	-11.6%	-2.3%	8.0%	440 bps	4,572.7	-10.9%	-3.8%	6.2%	240 bps
The Body Shop	829.4	-15.0%	-13.2%	7.7%	140 bps	2,479.6	-14.6%	-11.7%	6.4%	100 bps

  Natura &Co Latam: Q3-23 net revenue up by +2.5% in CC and -9.4% in BRL, driven by solid double-digit growth in CC at the Natura brand, partially offset by an expected decline in the Home & Style category as a result of portfolio optimization and by a decrease in the beauty category at the Avon brand
  Natura brand in Latam: Net revenue was up +18.6% in Q3-23 in CC and +5.3% in BRL, with another quarter of solid growth in Brazil and further growth in Hispanic Latam. In Brazil, net revenue increased by +10.5% in Q3-23, as the combined Natura and Avon commercial cycles more than offset some temporary operational setbacks during preparations for the Wave 2 roll-out. Net revenue in Hispanic Latam was up +37.1% in CC and -2.6% in BRL. Excluding Argentina, revenue in Hispanic markets was up in low-single digits in CC, still impacted by a softer, yet positive performance in Mexico
  Avon brand in Latam (Beauty category only): Net revenue was down -11.6% in CC. In Brazil, net revenues decreased   -24.8% YoY, mainly due to the preparatory setup for Wave 2 roll-out. During the quarter, Avon beauty was particularly impacted by the adjustments made before commercial models were combined and showed some top line recovery after the new model was rolled out. In Hispanic markets, net revenue decreased by -1.5% in Q3-23 in CC (-18.7% excluding Argentina). In Peru and in Colombia, performance was impacted by post Wave 2 launch temporary operational setbacks, which have been stabilizing in the most recent cycles
  Home & Style category showed a decline YoY in CC at -38.7%, in line with our portfolio optimization strategy, particularly amid the roll-out of Wave 2 in Brazil, Peru and Colombia. Both Brazil and Hispanic Latam showed CC YoY top-line decrease, at -41.6% and -37.6% respectively
  Natura &Co Latam’s Q3-23 adjusted EBITDA margin was 12.3% (+100 bps YoY), with another quarter of solid YoY gross margin expansion (+320 bps), partially offset by SG&A investments, mainly related to Natura’s marketing and R&D expenses, as mentioned in the previous quarters. Furthermore, some SG&A pressures were driven by reduction of top line amid Wave 2 preparation in some countries, where we did not explore the full opportunity coming from selling, logistics and G&A expenses to be delivered when the integration is completed
  Avon International
  Q3-23 net revenue was broadly stable (-2.3%) YoY in CC and was down -11.6% in BRL, driven by higher pricing and mix that almost fully offset the impact from the expected reduction in active Reps (-11.6%). The Beauty category was up +1.8% YoY, while Home & Style continued to decline as a result of the continued reduction in its portfolio
  Q3-23 adjusted EBITDA margin reached 8.0%, up +440 bps YoY, driven by strong gross margin expansion (+490 bps YoY) and lower selling expenses YoY (-20.2% YoY) amid the transformational savings that has been implemented for some time, partially offset by a YoY increase G&A, still impacted by phasing of expenses and FX pressuresThe Body Shop
  Q3-23 net revenue was BRL 830 million, down -13.2% in CC and -15.0% in BRL. Combined sales of core business distribution channels (stores, e-commerce and franchise) showed a high-single digit decline in CC in Q3-23, slightly worse than in Q2-23, particularly impacted by store closures (-111 over the last 12 months or 4.5% of total Q3-22 stores).  Retail sales through core business distribution channels showed sell-out Same Store Sales of -5.0%
  Q3-23 adjusted EBITDA margin stood at 7.7%, up +140 bps YoY, despite operating deleverage, driven by slight gross margin expansion and strict cost control (in line with the trend in previous quarters). The YoY improvement in SG&A was still mostly driven by staff restructuring and strict control in other G&A expenses

1. Results analysis
The Group segmentation
is composed of:

• Natura &Co Latam, which includes all the brands in Latin America: Natura, Avon and The Body Shop
• Avon international, which includes all markets, excluding Latin America, and
• The Body Shop ex-Latin America

In addition, the results and analysis for the periods under comparison include the effects of the fair market value assessment as a result of the business combination with Avon as per the Purchase Price Allocation – PPA

	Profit and Loss by Business
BRL million	Consolidated[a]			Natura &Co Latam[b]			Avon International			The Body Shop
	Q3-23[c]	Q3-22[c]	Ch. %	Q3-23[c]	Q3-22[c]	Ch. %	Q3-23[c]	Q3-22[c]	Ch. %	Q3-23	Q3-22	Ch. %
Gross revenue	9,822.4	11,016.7	(10.8)	6,930.2	7,700.0	(10.0)	1,733.3	1,965.1	(11.8)	1,158.9	1,351.8	(14.3)
Net revenue	7,517.3	8,401.0	(10.5)	5,232.0	5,777.5	(9.4)	1,455.8	1,647.6	(11.6)	829.4	976.0	(15.0)
COGS	(2,611.0)	(3,177.1)	(17.8)	(1,899.2)	(2,280.8)	(16.7)	(517.5)	(665.6)	(22.3)	(194.4)	(231.0)	(15.9)
Gross profit	4,906.3	5,223.9	(6.1)	3,332.9	3,496.8	(4.7)	938.3	982.0	(4.4)	635.1	745.0	(14.8)
Selling, marketing and logistics expenses	(3,394.7)	(3,764.6)	(9.8)	(2,279.1)	(2,406.7)	(5.3)	(597.8)	(748.9)	(20.2)	(517.8)	(608.6)	(14.9)
Administrative, R&D, IT and projects expenses	(1,200.7)	(1,300.9)	(7.7)	(633.6)	(710.8)	(10.9)	(375.3)	(314.6)	19.3	(191.9)	(245.7)	(21.9)
Corporate expenses	(74.7)	(72.5)	3.0	-	-	-	-	-	-	-	-	-
Other operating income / (expenses), net	(65.5)	52.9	(223.7)	(35.6)	58.1	(161.3)	(1.2)	(19.9)	(94.1)	(28.7)	1.8	(1,656.6)
Transformation / Integration / Group restructuring costs	(219.3)	(162.6)	34.9	(206.5)	(64.1)	222.1	(13.4)	(88.9)	(84.9)	-	-	-
Depreciation	539.2	544.5	(1.0)	245.3	214.3	14.5	153.1	160.9	(4.9)	140.9	169.3	(16.8)
EBITDA	490.5	520.8	(5.8)	423.5	587.5	(27.9)	103.7	(29.4)	(452.8)	37.5	61.8	(39.4)

Depreciation	(539.2)	(544.5)	(1.0)
Financial income / (expenses), net	(1,064.9)	(549.7)	93.7
Earnings before taxes	(1,113.5)	(573.4)	94.2
Income tax and social contribution	962.0	110.7	769.2
Discontinued operations[d]	7,175.6	(96.8)	(7,512.8)
Consolidated net (loss) income	7,024.0	(559.5)	(1,355.4)
Non-controlling interest	0.4	(0.3)	(243.3)
Net income (loss) attributable to controlling shareholders	7,024.4	(559.8)	(1,354.8)

Gross margin	65.3%	62.2%	310 bps	63.7%	60.5%	320 bps	64.5%	59.6%	490 bps	76.6%	76.3%	30 bps
Selling, marketing and logistics as % net revenue	(45.2)%	(44.8)%	-40 bps	(43.6)%	(41.7)%	-190 bps	(41.1)%	(45.5)%	440 bps	(62.4)%	(62.4)%	0 bps
Admin., R&D, IT and projects exp. As % net revenue	(16.0)%	(15.5)%	-50 bps	(12.1)%	(12.3)%	20 bps	(25.8)%	(19.1)%	-670 bps	(23.1)%	(25.2)%	210 bps
EBITDA margin	6.5%	6.2%	30 bps	8.1%	10.2%	-210 bps	7.1%	(1.8)%	890 bps	4.5%	6.3%	-180 bps
Net margin	93.4%	(6.7)%	10010 bps	-	-	-	-	-	-	-	-	-
[a] Consolidated results include Natura &Co Latam, Avon International and The Body Shop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and &Co Pay
[c] Includes PPA – Purchase Price Allocation effects
[d] Related to business separation at Avon North America

	Profit and Loss by Business
BRL million	Consolidated[a]			Natura &Co Latam[b]			Avon International			The Body Shop
	9M-23[c]	9M-22[c]	Ch. %	9M-23[c]	9M-22[c]	Ch. %	9M-23[c]	9M-22[c]	Ch. %	9M-23	9M-22	Ch. %
Gross revenue	29,565.6	31,542.5	(6.3)	20,649.5	21,271.2	(2.9)	5,449.4	6,272.2	(13.1)	3,466.6	3,999.2	(13.3)
Net revenue	22,611.0	24,120.3	(6.3)	15,558.6	16,084.1	(3.3)	4,572.7	5,133.3	(10.9)	2,479.6	2,902.9	(14.6)
COGS	(7,793.6)	(9,216.9)	(15.4)	(5,597.9)	(6,469.9)	(13.5)	(1,642.3)	(2,088.4)	(21.4)	(553.6)	(658.7)	(16.0)
Gross profit	14,817.4	14,903.4	(0.6)	9,960.8	9,614.2	3.6	2,930.4	3,045.0	(3.8)	1,926.1	2,244.1	(14.2)
Selling, marketing and logistics expenses	(10,212.5)	(10,807.4)	(5.5)	(6,542.6)	(6,566.2)	(0.4)	(2,054.4)	(2,359.8)	(12.9)	(1,615.5)	(1,880.9)	(14.1)
Administrative, R&D, IT and projects expenses	(3,828.9)	(3,852.5)	(0.6)	(2,106.1)	(2,139.9)	(1.6)	(1,094.1)	(975.8)	12.1	(628.7)	(709.2)	(11.3)
Corporate expenses	(228.5)	(271.1)	(15.7)	-	-	-	-	-	-	-	-	-
Other operating income / (expenses), net	(157.4)	164.2	(195.8)	(6.1)	113.8	(105.4)	(47.0)	91.2	(151.5)	(104.3)	(44.7)	133.4
Transformation / Integration / Group restructuring costs	(543.3)	(524.3)	3.6	(331.3)	(199.3)	66.2	(209.7)	(154.7)	35.5	-	-	-
Depreciation	1,730.5	1,678.6	3.1	711.2	659.8	7.8	511.7	507.8	0.8	507.7	511.3	(0.7)
EBITDA	1,577.1	1,291.0	22.2	1,686.1	1,482.5	13.7	36.8	153.6	(76.0)	85.2	120.7	(29.5)

Depreciation	(1,730.5)	(1,678.6)	3.1
Financial income / (expenses), net	(1,943.3)	(1,341.2)	44.9
Earnings before taxes	(2,096.7)	(1,728.8)	21.3
Income tax and social contribution	780.6	(87.4)	(992.7)
Discontinued operations[d]	6,956.0	(152.3)	(4,667.3)
Consolidated net (loss) income	5,639.9	(1,968.5)	(386.5)
Non-controlling interest	0.2	(1.0)	(120.2)
Net income (loss) attributable to controlling shareholders	5,640.2	(1,969.6)	(386.4)

Gross margin	65.5%	61.8%	370 bps	64.0%	59.8%	420 bps	64.1%	59.3%	480 bps	77.7%	77.3%	40 bps
Selling, marketing and logistics as % net revenue	(45.2)%	(44.8)%	-40 bps	(42.1)%	(40.8)%	-130 bps	(44.9)%	(46.0)%	110 bps	(65.2)%	(64.8)%	-40 bps
Admin., R&D, IT and projects exp. As % net revenue	(16.9)%	(16.0)%	-90 bps	(13.5)%	(13.3)%	-20 bps	(23.9)%	(19.0)%	-490 bps	(25.4)%	(24.4)%	-100 bps
EBITDA margin	7.0%	5.4%	160 bps	10.8%	9.2%	160 bps	0.8%	3.0%	-220 bps	3.4%	4.2%	-80 bps
Net margin	24.9%	(8.2)%	3310 bps	-	-	-	-	-	-	-	-	-
[a] Consolidated results include Natura &Co Latam, Avon International and The Body Shop, as well as the Natura subsidiaries in the U.S., France and the Netherlands.
[b] Natura &Co Latam: includes Natura, Avon, TBS Brazil and Hispanic Latam and &Co Pay
[c] Includes PPA – Purchase Price Allocation effects
[d] Related to business separation at Avon North America

Consolidated net revenue

  Q3-23 consolidated net revenue was BRL 7,517 million, down -0.7% YoY in constant currency and -10.5% in BRL, reflecting solid performance at the Natura brand and broadly flat performance at Avon international, offset by persistent challenges at The Body Shop and the expected reduction at Avon Latam
  With operations in ~90 countries, 32% of net revenue came from outside Latam

Distribution channel breakdown

Digital sales, which include online sales and social selling, showed declined trends in the quarter. Natura experienced some decrease as a percentage of net revenues (~2 p.p.) as a result of the on-going rebalance between pure e-commerce, consultant’s e-commerce and social selling, in preparation for the next phase of the omnichannel strategy. At Avon, penetration showed a slight decrease to 5%, while it was stable as a percentage of net revenues at The Body Shop.

Use of digital tools: From this quarter onwards, the use of digital tool will be measured for Natura &Co Latam combined brands amid the Wave 2 roll-out. The penetration of digital tools in the consultant base reached 73.9% in Q3-23. Given the change in methodology with the consolidation of a single beauty app, there is no YoY comparable base. Furthermore, at Avon International, penetration of the Avon On app (active representatives who logged in at least once in the last three campaigns) reached 31.6% in Q3-23, +6.8 p.p. vs the previous year.

Gross margin

  Consolidated gross margin stood at 65.3% in Q3-23, +310 bps vs. Q3-22 and broadly stable compared to last quarter
  Another quarter of YoY expansion at all business units, benefiting from price increase carry-over and more favorable mix
  Q3-23 gross margin YoY expansion of +310 bps, with strong expansion mainly from Avon International and Natura &Co Latam. TBS continued to show slight YoY expansion

Q3-23 Gross Margin

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %
Net revenue	7,517.3	8,401.0	(10.5)	5,232.0	5,777.5	(9.4)	1,455.8	1,647.6	(11.6)	829.4	976.0	(15.0)
COGS	(2,611.0)	(3,177.1)	(17.8)	(1,899.2)	(2,280.8)	(16.7)	(517.5)	(665.6)	(22.3)	(194.4)	(231.0)	(15.9)
Gross profit	4,906.3	5,223.9	(6.1)	3,332.9	3,496.8	(4.7)	938.3	982.0	(4.4)	635.1	745.0	(14.8)
Gross margin	65.3%	62.2%	310 bps	63.7%	60.5%	320 bps	64.5%	59.6%	490 bps	76.6%	76.3%	30 bps

9M-23 Gross Margin

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %
Net revenue	22,611.0	24,120.3	(6.3)	15,558.6	16,084.1	(3.3)	4,572.7	5,133.3	(10.9)	2,479.6	2,902.9	(14.6)
COGS	(7,793.6)	(9,216.9)	(15.4)	(5,597.9)	(6,469.9)	(13.5)	(1,642.3)	(2,088.4)	(21.4)	(553.6)	(658.7)	(16.0)
Gross profit	14,817.4	14,903.4	(0.6)	9,960.8	9,614.2	3.6	2,930.4	3,045.0	(3.8)	1,926.1	2,244.1	(14.2)
Gross margin	65.5%	61.8%	370 bps	64.0%	59.8%	420 bps	64.1%	59.3%	480 bps	77.7%	77.3%	40 bps

Operating Expenses

  Consolidated Selling, Marketing & Logistics expenses stood at 45.2% of net revenue (+40 bps vs. Q3-22), while consolidated Administrative, R&D, IT and Project expenses reached 16% of net revenue (+50 bps YoY). SG&A expenses (both lines above combined) increased by +90 bps in Q3-23 compared to the same period last year, mainly impacted by planned investments at Natura and G&A increase at Avon International (explained by phasing of expenses)
  Corporate expenses stood at BRL 75 million, broadly stable compared to the same period last year and -47.5% compared to Q3-21, underscoring efforts in the past year to maintain a lean corporate structure
  Other operating income/expenses were BRL -66 million, compared to income of BRL +53 million in Q3-22. This quarter Natura &Co Latam showed a BRL -36 million (mostly related to an impairment) and The Body Shop restructuring costs of BRL -29 million
  Transformation/Integration/Group restructuring costs were BRL 219 million, up +34.9%, mainly driven by increasing integration costs at Natura &Co Latam (amid the Wave 2 roll-out in Brazil), which more than offset the decrease at Avon International to BRL -13 million from BRL -89 million in Q3-22

Q3-23 Operating Expenses

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %
Selling, marketing and logistics expenses	(3,394.7)	(3,764.6)	(9.8)	(2,279.1)	(2,406.7)	(5.3)	(597.8)	(748.9)	(20.2)	(517.8)	(608.6)	(14.9)
Administrative, R&D, IT and project expenses	(1,200.7)	(1,300.9)	(7.7)	(633.6)	(710.8)	(10.9)	(375.3)	(314.6)	19.3	(191.9)	(245.7)	(21.9)
Corporate expenses	(74.7)	(72.5)	3.0			-			-			-
Other operating income / (expenses), net	(65.5)	52.9	(223.7)	(35.6)	58.1	(161.3)	(1.2)	(19.9)	(94.1)	(28.7)	1.8	(1,656.6)
Transformation / integration / group reestructuring costs	(219.3)	(162.6)	34.9	(206.5)	(64.1)	222.1	(13.4)	(88.9)	(84.9)	-	-	-
Operating expenses	(4,954.9)	(5,247.6)	(5.6)	(3,154.7)	(3,123.6)	1.0	(987.6)	(1,172.3)	(15.8)	(738.5)	(852.5)	(13.4)
Selling, marketing and logistics expenses (% NR)	(45.2)%	(44.8)%	-40 bps	(43.6)%	(41.7)%	-190 bps	(41.1)%	(45.5)%	440 bps	(62.4)%	(62.4)%	0 bps
Administrative, R&D, IT and project expenses (% NR)	(16.0)%	(15.5)%	-50 bps	(12.1)%	(12.3)%	20 bps	(25.8)%	(19.1)%	-670 bps	(23.1)%	(25.2)%	210 bps
Corporate expenses (% NR)	(1.0)%	(0.9)%	-10 bps
Other operating income / (expenses), net (% NR)	(0.9)%	0.6%	-150 bps	(0.7)%	1.0%	-170 bps	(0.1)%	(1.2)%	110 bps	(3.5)%	0.2%	-370 bps
Transformation/integration/group reestructuring costs (% NR)	(2.9)%	(1.9)%	-100 bps	(3.9)%	(1.1)%	-280 bps	(0.9)%	(5.4)%	450 bps	0.0%	0.0%	0 bps
Operating expenses (% NR)	(65.9)%	(62.5)%	-340 bps	(60.3)%	(54.1)%	-620 bps	(67.8)%	(71.2)%	340 bps	(89.0)%	(87.3)%	-170 bps

9M-23 Operating Expenses

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %
Selling, marketing and logistics expenses	(10,212.5)	(10,807.4)	(5.5)	(6,542.6)	(6,566.2)	(0.4)	(2,054.4)	(2,359.8)	(12.9)	(1,615.5)	(1,880.9)	(14.1)
Administrative, R&D, IT and project expenses	(3,828.9)	(3,852.5)	(0.6)	(2,106.1)	(2,139.9)	(1.6)	(1,094.1)	(975.8)	12.1	(628.7)	(709.2)	(11.3)
Corporate expenses	(228.5)	(271.1)	(15.7)			-			-			-
Other operating income / (expenses), net	(157.4)	164.2	(195.8)	(6.1)	113.8	(105.4)	(47.0)	91.2	(151.5)	(104.3)	(44.7)	133.4
Transformation / integration / group reestructuring costs	(543.3)	(524.3)	3.6	(331.3)	(199.3)	66.2	(209.7)	(154.7)	35.5	-	-	-
Operating expenses	(14,970.6)	(15,291.0)	(2.1)	(8,986.0)	(8,791.5)	2.2	(3,405.1)	(3,399.2)	0.2	(2,348.6)	(2,634.8)	(10.9)
Selling, marketing and logistics expenses (% NR)	(45.2)%	(44.8)%	-40 bps	(42.1)%	(40.8)%	-130 bps	(44.9)%	(46.0)%	110 bps	(65.2)%	(64.8)%	-40 bps
Administrative, R&D, IT and project expenses (% NR)	(16.9)%	(16.0)%	-90 bps	(13.5)%	(13.3)%	-20 bps	(23.9)%	(19.0)%	-490 bps	(25.4)%	(24.4)%	-100 bps
Corporate expenses (% NR)	(1.0)%	(1.1)%	10 bps
Other operating income / (expenses), net (% NR)	(0.7)%	0.7%	-140 bps	(0.0)%	0.7%	-70 bps	(1.0)%	1.8%	-280 bps	(4.2)%	(1.5)%	-270 bps
Transformation/integration/group reestructuring costs (% NR)	(2.4)%	(2.2)%	-20 bps	(2.1)%	(1.2)%	-90 bps	(4.6)%	(3.0)%	-160 bps	0.0%	0.0%	0 bps
Operating expenses (% NR)	(66.2)%	(63.4)%	-280 bps	(57.8)%	(54.7)%	-310 bps	(74.5)%	(66.2)%	-830 bps	(94.7)%	(90.8)%	-390 bps

Consolidated EBITDA

Q3-23 Adjusted EBITDA was BRL 751 million, with an adjusted margin of 10.0% (+190 bps YoY). Q3-23 margin reflected:

  Strong margin expansion of +440 bps YoY at Avon International, mainly driven by higher gross margin and YoY improvement in selling expenses, partially offset by an increase in G&A
  Solid margin expansion at Natura & Co Latam (+100 bps YoY), also driven by higher gross margin, partially offset by investments at the Natura brand
  A profitability improvement at The Body Shop of +140 bps compared to same period last year, showing a continuation of last quarter’s trend with slight gross margin expansion and SG&A efficiencies

Q3-23: Adjusted EBITDA

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %	Q3-23	Q3-22	Ch. %
Consolidated EBITDA	490.5	520.8	(5.8)	423.5	587.5	(27.9)	103.7	(29.4)	(452.8)	37.5	61.8	(39.4)
Transformation/Integration/Group reestructuring costs	219.3	162.6	34.9	206.5	64.1	222.1	13.4	88.9	(84.9)	-	-	-
Restructuring costs - business unit	26.6	-	-	-	-	-	-	-	-	26.6	-	-
Net non-recurring other (income) / expenses[1]	15.0	-	-	15.0	-	-	-	-	-	-	-	-
Adjusted EBITDA	751.4	683.3	10.0	644.9	651.6	(1.0)	117.1	59.5	96.9	64.1	61.8	3.7
Adjusted EBITDA margin %	10.0%	8.1%	190 bps	12.3%	11.3%	100 bps	8.0%	3.6%	440 bps	7.7%	6.3%	140 bps

9M-23: Adjusted EBITDA

BRL million	Consolidated			Natura &Co Latam			Avon International			The Body Shop
	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %	9M-23	9M-22	Ch. %
Consolidated EBITDA	1,577.1	1,291.0	22.2	1,686.1	1,482.5	13.7	36.8	153.6	(76.0)	85.2	120.7	(29.5)
Transformation/Integration/Group reestructuring costs	543.3	524.3	3.6	331.3	199.3	66.2	209.7	154.7	35.5	-	-	-
Restructuring costs - business unit	74.0	-	-	-	-	-	-	-	-	74.0	-	-
Net non-recurring other (income) / expenses[1]	22.1	(77.6)	(128.5)	(12.9)	-	-	34.9	(113.7)	(130.7)	-	36.3	-
Adjusted EBITDA	2,216.6	1,737.7	27.6	2,004.4	1,681.8	19.2	281.4	194.7	44.6	159.2	157.0	1.4
Adjusted EBITDA margin %	9.8%	7.2%	260 bps	12.9%	10.5%	240 bps	6.2%	3.8%	240 bps	6.4%	5.4%	100 bps

(1)    Net non-recurring other (income)/expenses: Natura & Co Latam impairment in Q3-23

Financial income and expenses

BRL million	Q3-23	Q3-22	Ch. %	9M-23	9M-22	Ch. %
1. Financing, short-term investments and derivatives gains (losses)	(1,016.8)	(177.4)	473.2	(1,486.5)	(509.1)	192.0
1.1 Financial expenses	(239.3)	(192.2)	24.5	(723.9)	(519.1)	39.5
1.2 Financial income	259.1	151.1	71.5	642.3	330.1	94.6
1.3 Foreign exchange variations from financing activities, net	(59.2)	(167.4)	(64.6)	336.9	207.8	62.1
1.4 Gain (losses) on foreing exchange derivatives from financing activities, net	85.9	151.9	(43.4)	(331.2)	(212.9)	55.6
1.5 Gain (losses) on interest rate derivatives and other operating derivatives, net	(1,063.3)	(120.8)	780.2	(1,410.6)	(315.0)	347.8
2. Judicial contigencies	(21.3)	(43.6)	(51.1)	(58.5)	(67.1)	(12.9)
3. Other financial income and (expenses)	(26.8)	(328.7)	(91.8)	(398.3)	(764.6)	(47.9)
3.1 Lease expenses	(41.6)	(38.0)	9.5	(121.1)	(119.2)	1.6
3.2 Other	33.6	(19.2)	(275.1)	(164.3)	(212.6)	(22.7)
3.3 Other gains (losses) from exchange rate variation	25.7	(204.8)	(112.5)	(5.2)	(295.3)	(98.2)
3.4 Hyperinflation gains (losses)	(44.5)	(66.7)	(33.3)	(107.7)	(137.5)	(21.7)
Financial income and expenses, net	(1,064.9)	(549.7)	93.7	(1,943.3)	(1,340.8)	44.9

The above table details the main changes in our financial income and expenses.

Net financial expenses were BRL -1,065 million in Q3-23, compared to BRL -550 million in the same period last year. During the quarter, a liability management plan was quickly implemented (after receiving the proceeds from the sale of Aesop), which had some one-off impacts in our net-financial income and expenses. These non-underlying impacts (including gains and losses from debt repayment and the unwinding of a swap) totaled BRL -896 million. Excluding these one-offs, net financial income and expenses would have been BRL -169 million (vs. BRL -550 million last year), already reflecting benefits from our net cash position and our liability management.

The main drivers this quarter were:

  Item 1.2 – Higher financial income of BRL +108 million mainly from higher average cash balance with the Aesop proceeds
  Item 3.2 – which this quarter was BRL +34 million (vs. BRL – 19 million in Q3-22) given one-off gains recognized from our liability management process
  Item 3.3- that improved BRL 231 million (from BRL -205 million to BRL +26 million) mostly related to GBP depreciation during Q3-22, as mentioned at that time
  These were more than offset by Item 1.5 – in Q3-23 expenses were BRL -1,063 million vs. BRL -121 million in Q3-22. Of the BRL -943 million increase, BRL -830 million is related to the unwinding of the hedge of 2028 Sustainability-Linked bond now that it was transferred to Natura Lux (a USD company). The remaining is explained by a higher CDI rate, which led to losses on derivatives (while the debt was hedged)

Underlying net income (UNI) and net income

Q3-23 reported net income was BRL 7.0 billion, compared to a net loss of BRL -560 million in Q3-22, benefiting from the capital gain from the disposal of Aesop, which closed during the quarter.

Q3-23 Underlying Net Income, which is net income excluding transformation costs, restructuring costs, discontinued operations and PPA effects, was BRL 745 million (vs. a loss of BRL -198 million in Q3-22). This quarter the one-off effects in net financial income and expenses related to liability management and the tax shield related to such expenses were also adjusted.

Free cash flow and cash position

R$ million	Q3-23	Q3-22	Ch. %	9M-23	9M-22	Ch. %
Net income (loss)	7,024.4	(559.8)	(1,354.8)	5,640.2	(1,968.6)	(386.5)
Depreciation and amortization	539.2	544.5	(1.0)	1,730.5	1,681.5	2.9
Non-cash adjustments to net income	120.1	273.6	(56.1)	1,732.5	1,799.7	(3.7)
Adjusted net income	7,683.7	258.3	2,875.1	9,103.1	1,512.6	501.8
Decrease / (increase) in working capital	46.9	469.5	(90.0)	(1,940.1)	(1,361.6)	42.5
Inventories	(254.7)	43.7	(682.8)	(753.0)	(109.7)	586.7
Accounts receivable	(133.5)	(174.3)	(23.4)	(628.9)	(366.4)	71.6
Accounts payable	(103.3)	278.3	(137.1)	(515.3)	(624.6)	(17.5)
Other assets and liabilities	538.3	321.8	67.3	(42.9)	(260.9)	(83.5)
Income tax and social contribution	(50.1)	(145.0)	(65.5)	(280.1)	(399.0)	(29.8)
Interest on debt and derivative settlement	(1,565.1)	(183.9)	751.0	(2,517.7)	(803.7)	213.2
Lease payments	(198.5)	(254.8)	(22.1)	(674.5)	(767.8)	(12.2)
Other operating activities	(21.5)	62.7	(134.2)	(28.7)	22.3	(228.5)
Operating activities - discontinued operations	(7,173.2)	(33.9)	21,060.0	(7,289.4)	84.9	(8,691.0)
Cash from continuing operations	(1,277.8)	172.9	(839.2)	(3,627.3)	(1,712.4)	111.8
Capex	(225.9)	(201.5)	12.1	(741.1)	(651.3)	13.8
Sale of assets	2.7	0.4	587.0	17.1	4.1	317.2
Exchange rate variation on cash balance	(55.5)	(11.4)	387.0	(98.6)	(312.6)	(68.5)
Free cash flow - continuing operations	(1,556.4)	(39.6)	3,826.9	(4,449.8)	(2,672.2)	66.5
Other financing and investing activities	2,653.2	337.6	685.9	3,855.8	2,171.0	77.6
Payment of lease - principal - discontinued operations	(45.0)	(47.7)	(5.7)	(165.7)	(139.6)	18.7
Capex - discontinued operations	(34.0)	(43.6)	(22.0)	(142.4)	(116.9)	21.8
Cash balance variations	1,017.8	206.7	392.5	(902.1)	(757.6)	19.1

In Q3-23, free cash flow from continuing operations was an outflow of BRL -1,556 million compared to an outflow of BRL -40 million in the previous year.  As previously mentioned, this quarter was particularly impacted by the liability management process, with a cash outflow from non-underlying expenses of BRL – 1,499 million (impacting the interest on debt and derivative settlement line). Excluding this one-off effect, free cash flow would be BRL – 57 million (broadly in-line with the same period last year).

The higher adjusted net income (even after including operating activities from discontinued operations) was offset by an inflow of BRL +47 million from working capital compared to an inflow of BRL +470 million in Q3-22. The working capital was impacted by:

  Inventories due to holiday build-up at Natura &Co Latam and Avon international
  Accounts payable consumption of BRL -103 million during the quarter, mainly related to lower costs and expenses, and the mix impact (lower exposure to Home & Style category, which had on average longer supplier payments), despite seeing improvements in overall accounts payable days YoY
  This was offset by other assets and liabilities, mostly driven by higher restructuring and transformational expenses and phasing of expenses

Indebtedness ratios at both Natura &Co Holding and Natura Cosméticos

R$ million	Natura Cosméticos S.A.		Natura &Co Holding S.A.
	Q3-23	Q3-22	Q3-23	Q3-22
Short-Term	98.4	320.5	141.1	429.3
Long-Term	2,352.2	7,814.0	6,046.5	12,971.5
Gross Debt [a]	2,450.6	8,134.5	6,187.6	13,400.8
Foreign currency hedging (Swaps) [b]	(49.6)	59.2	(110.8)	52.2
Total Gross Debt	2,401.0	8,193.8	6,076.8	13,453.0
(-) Cash, Cash Equivalents and Short-Term Investment [c]	(4,489.1)	(3,022.6)	(6,773.4)	(4,629.5)
(=) Net Debt	(2,088.1)	5,171.2	(696.6)	8,823.5

Indebtedness ratio excluding IFRS 16 effects
Net Debt/EBITDA	-1.03x	1.88x	-0.66x	4.15x
Total Debt/EBITDA	1.19x	2.97x	5.73x	6.33x

Indebtedness ratio including IFRS 16 effects
Net Debt/EBITDA	-0.79x	1.49x	-0.37x	2.85x
Total Debt/EBITDA	0.91x	2.36x	3.21x	4.35x
[a] Gross debt excludes PPA impacts of R$23.3 million in Q3-23 and R$307.2 million in Q3-22, and exclude lease agreements
[b] Foreign currency debt hedging instruments
[c] Short-Term Investments excludes non current balances and Aesop

The graph below shows the indebtedness trajectory on a quarterly basis since Q3-22.

Liability management

In Q3-23, in connection with the conclusion of the Aesop sale, Natura &Co Luxembourg Holding (Natura Lux) repaid almost USD 1.6bn of debt plus accrued interest. This comprises USD 468m in disbursements under its revolving credit facility with maturity in October 2024, USD 250m in a Club Loan with maturity in November 2025, USD 550m in a Tender Offer for Bonds with maturity in May 2028 and USD 330m in a Tender Offer for Bonds with Maturity in April 2029. The repayment of those debts was in line with the Company’s deleveraging plan following the completion of the sale of Aesop (see Material Fact dated 03 April 2023).

Also, during Q3-23 Natura Cosméticos S.A. (“Natura Cosméticos”) assigned its Bond maturing in May 2028 to Natura Lux, becoming a guarantor under the new indenture agreement. This prerogative was already part of the existing indenture and did not require bondholder consent. This movement aims to simplify the Company’s capital structure.

2. Performance by segment

NATURA &Co LATAM

WAVE 2 ROLL-OUT

  Peru and Colombia update – CFT productivity continued to show results above expectations, mostly driven by cross-sell, which led to further improvements in profitability YoY. As expected the reduction in the beauty consultants count was concentrated on less productive ones. Short-term, temporary operational disturbances were experienced recently in Peru and to a lesser extent in Colombia caused by the reorganization of sales leaders, changes in commercial incentives, radical Home & Style portfolio optimization, rebalance of product mix and transportation services optimization. Remediation initiatives were put in place in both countries and the first signs of recovery are already seen. Consultant satisfaction level is showing positive trends
  Brazil update – The initial results of Wave 2 in the country showed CFT revenue YoY growth. Cross-sell and productivity are already benefiting from the roll-out, more than offsetting the planned channel contraction. Brazil faced temporary operational disturbances similar to those seen in Peru and Colombia, and learnings from those markets are shortening the stabilization period. During the quarter, CFT in Brazil (Natura and Avon combined) showed positive YoY growth
Natura &Co Latam	Net revenue change (%)			Operational KPIs change(%)
	Q3-23 vs. Q3-22			Q3-23 vs. Q3-22
	CFT Natura	CFT Avon	Home & Style	Beauty Consultant[a]
	Δ% CC	Δ% CC	Δ% CC	Δ%
Brazil	10.5%	-24.8%	-41.6%	-4.1%
Hispanic	37.1%	-1.5%	-37.6%	-19.0%
Total	18.6%	-11.6%	-38.7%	-11.8%

 a Considers the Average Available Beauty Consultants in the quarter

CHANNEL PERFORMANCE IN LATAM

  As mentioned last quarter, from Q3-23 onwards, beauty consultant KPIs will be presented on a consolidated basis
  In Q3-23, the average number of consultants in Brazil stood at 2.0 million, implying a -4.1% decrease YoY. Most of this reduction came from the least productive consultants. Further reduction is still expected before the stabilization of the newly combined base
  In Hispanic Latam, the decrease showed a steeper decline of -19.0% YoY, mostly driven by Peru and Colombia, also concentrated in least productive beauty consultants. The network in Mexico was also affected by commercial model adjustments, as mentioned in previous quarters
  In the Latam region, the channel was down -11.8%, as expected, given the company’s strategy of focusing on increasing productivity rather than on the number of beauty consultants

NATURA BRAND IN LATAM

  Natura Brazil’s revenues were up 10.5% YoY on the back of a tougher comparable base (Q2-22 was up +14.3%, while Q3-22 was up +19.3%). During the Wave 2 preparation, the Natura brand showed a temporary deceleration impacted by the reorganization of commercial teams, the sales leaders and also one-off commercial calendar impacts, followed by a rapid acceleration after the combination of Avon and Natura commercial cycles
  Retail sales in Brazil showed a solid performance, driven by very strong same-store sales and accelerating store openings. The number of own stores reached 105 in the quarter (+28 vs Q3-22), while franchised stores increased to 715 (+110)
  Digital including social selling showed a decrease of -12% YoY as the company is rebalancing pure e-commerce, consultant’s e-commecerce and social selling to prepare for the next phase of its omnichannel strategy
  Natura Hispanic Latam delivered +37.1% revenue growth in CC (-2.6% in BRL). Excluding Argentina, revenue in Hispanic markets was up in low-single digits in CC. Mexico still posted a soft top line performance amid commercial model adjustments, as mentioned in previous quarters

AVON BRAND IN LATAM (BEAUTY CATEGORY ONLY)

  Avon Brazil revenues were down -24.8%, mainly due to the preparation for Wave 2. During the quarter, the Avon beauty category was impacted by the adjustments made to the commercial model before the combination and showed some top line recovery after the actual roll-out of Wave 2, leading to YoY growth of the combined CFT category during the combined two cycles
  Avon Hispanic Latam’s revenue was again impacted by the preparation and actual roll-out of Wave 2, which led to a YoY decrease of -1.5% in CC (-18.7% excluding Argentina). As explained in the Wave 2 update section, some temporary challenges impacted the brand’s performance in Peru and Colombia, which have been stabilizing in the most recent cycles

HOME & STYLE IN LATAM

  As a result of our drastic portfolio optimization, the Home & Style category showed a decline of -38.7% vs. Q3-22 in CC, given the roll-out of Wave 2 in Peru, Colombia and Brazil and the preparation in the other countries. In the Hispanic market, the decrease in CC was -37.6% vs. the same period last year, while in Brazil the decrease was -41.6% YoY

NATURA &Co LATAM

  Revenue was up +2.5% in CC, and -9.4% in BRL, driven by solid growth at the Natura brand, still partially offset by the Home & Style category and by Avon adjustments across the region
  Gross margin was 63.7%, up +320 bps YoY, benefiting from price increase carry-over (as in the previous quarter), richer mix and marketing efforts
  Brazil’s gross margin performance continued to be a highlight during this quarter, but the lower exposure to this market compared to the previous quarter explains the sequential deceleration of QoQ margin (Q2-23 gross margin landed at 64.2%)
  Adjusted EBITDA margin was 12.3% (+100 bps YoY), mainly driven by YoY gross margin expansion, partially offset by SG&A investments, mainly related to Natura’s marketing and R&D expenses. Furthermore, some SG&A pressures were driven by reduction of top line amid Wave 2 preparation in some countries, where we did not explore the full opportunity coming from selling, logistics and G&A expenses to be delivered when the integration is completed
  As the second round of elections in Argentina nears, concerns about the country’s macro-outlook are arising from investors. To assist investors amid this volatile environment, adjusted EBITDA margin expansion excluding Argentina would be broadly in-line with the 100 bps delivered during the quarter
  Natura & Avon integration costs were BRL 221 million, of which ~45% severance costs, 30% transition costs (Wave 2 events and focused communications), and ~10% IT investments, with the remainder being opex investments to integrate logistics and industry
  &Co Pay at Natura posted continued growth in Q3-23, reaching almost 685,000 accounts, with +10% productivity and -30% default among heavy user consultants. 100% of owned stores and 70% of franchises use &Co Pay solutions. In YTD 2023, TPV reached BRL 28.2 billion, up 1.8 times YoY, capturing and processing 100% of transactions from direct selling and e-commerce in Brazil

Natura &Co Latam (BRL million)	P&L
	Q3-23	Q3-22	Ch. %
Gross revenue	6,930.2	7,700.0	(10.0)
Net revenue	5,232.0	5,777.5	(9.4)
Constant currency			2.5
COGS	(1,899.2)	(2,280.8)	(16.7)
Gross profit	3,332.9	3,496.8	(4.7)
Gross margin	63.7%	60.5%	320 bps
Selling, marketing and logistics expenses	(2,279.1)	(2,406.7)	(5.3)
Adminsitrative, R&D, IT and projects expenses	(633.6)	(710.8)	(10.9)
Other operating income / (expenses), net	(35.6)	58.1	(161.3)
Transformation / integration costs	(206.5)	(64.1)	222.1
Depreciation	245.3	214.3	14.5
EBITDA	423.5	587.5	(27.9)
EBITDA margin	8.1%	10.2%	-210 bps
Integration costs	206.5	64.1	222.1
Net non-recurring other (income)/ expenses	15.0	-	-
Adjusted EBITDA	644.9	651.6	(1.0)
Adjusted EBITDA margin	12.3%	11.3%	100 bps

AVON INTERNATIONAL

  Avon International posted broadly stable top line (-2.3% in CC), combined with improving profitability, leading to a high-single digit adjusted EBITDA margin, driven by discipline in executing pricing strategy and improvements in channel dynamics. Cash conversion continues to be a highlight, with further working capital improvements
Operational KPIs change (%)
Q3-23 vs. Q3-22
Representatives
Avon International	-11.6%

Avon International (BRL million)	P&L
	Q3-23	Q3-22	Ch. %
Gross revenue	1,733.3	1,965.1	(11.8)
Net revenue	1,455.8	1,647.6	(11.6)
Constant currency			(2.3)
COGS	(517.5)	(665.6)	(22.3)
Gross profit	938.3	982.0	(4.4)
Gross margin	64.5%	59.6%	490 bps
Selling, marketing and logistics expenses	(597.8)	(748.9)	(20.2)
Administrative, R&D, IT and project expenses	(375.3)	(314.6)	19.3
Other operating income / (expenses), net	(1.2)	(19.9)	(94.1)
Transformation / integration costs	(13.4)	(88.9)	(84.9)
Depreciation	153.1	160.9	(4.9)
EBITDA	103.7	(29.4)	(452.8)
EBITDA margin	7.1%	-1.8%	890 bps
Transformation costs	13.4	88.9	(84.9)
Adjusted EBITDA	117.1	59.5	96.9
Adjusted EBITDA margin	8.0%	3.6%	440 bps

  Net revenue stood at BRL 1,456 million, -2.3% YoY in constant currency (or -11.6% in BRL), driven by higher pricing and mix, almost entirely offsetting the impact of the expected reduction in number of active Representatives (-11.6%)
  This reduction is related to further commercial model adjustments (particularly a focus on leaders’ incentives and structure), as mentioned last quarter
  Despite the reduction in the distribution channel, the Beauty category was still up +1.8% YoY, while Home & Style continued last quarter’s trend, declining amid the planned portfolio reduction
  The Beauty category’s growth benefitted mainly from fragrance outperformance and our long-term strategic direction of fewer, but bigger and better innovations
  Digitalization continued to show good progress and the use of digital tools reached 31.6% (see digital section – page 4) while other KPIs such as units per Rep and activity rate also improved. Digital sales penetration increased by 1.1 ppt YoY to 7.0% of total revenue
  Gross margin was 64.5%, up +490 bps YoY, driven by price increases and favorable product mix through improved contribution of beauty sales, innovation and cult products. This quarter, gross margin expansion also benefited from lower obsolescence amid tight management of size of line
  Adjusted EBITDA margin was 8.0%, up +440 bps YoY, given strong gross margin expansion and a YoY decline in selling expenses (given transformational savings), partially offset by G&A YoY increase impacted by phasing of expenses and FX pressure
  This quarter also showed a positive evolution of our long-term goal of pursuing healthy contribution margins in every region that Avon International is exposed to
  Transformation costs this quarter were BRL 13 million, mainly related to R&D transformation, with the previously-announced closure of the Suffern facility

THE BODY SHOP

  A lot has been accomplished in the past few years, a revamped product portfolio, a modernized store concept, a step-up in e-commerce and big advances in sustainability, not least of which becoming a B-Corp
	Operational KPIs
	Q3-23	Q2-23	Q3-22	Change vs. Q2-23	Change vs. Q3-22
The Body Shop (total)	2,332	2,368	2,443	(36)	(111)
Own stores	922	937	977	(15)	(55)
Franchise stores	1,410	1,431	1,466	(21)	(56)
  Nevertheless, results have been challenging and new top management led a broad diagnosis of the business across brand, consumer, product, channels and marketing to identify key areas of opportunity to return the business to sustainable growth and ensure The Body Shop has the culture, talent and capabilities to adapt and be agile
  The market remains challenging, with reductions in footfall and traffic across The Body Shop’s global footprint. The company is focused on conversion and ensuring that it has the right offers to the right customers as it enters the Christmas peak

The Body Shop (BRL million)	P&L
	Q3-23	Q3-22	Ch. %
Gross revenue	1,158.9	1,351.8	(14.3)
Net revenue	829.4	976.0	(15.0)
Constant currency			(13.2)
COGS	(194.4)	(231.0)	(15.9)
Gross profit	635.1	745.0	(14.8)
Gross margin	76.6%	76.3%	30 bps
Selling, marketing and logistics expenses	(517.8)	(608.6)	(14.9)
Administrative, R&D, IT and project expenses	(191.9)	(245.7)	(21.9)
Other operating income / (expenses), net	(28.7)	1.8	(1,656.6)
Depreciation	140.9	169.3	(16.8)
EBITDA	37.5	61.8	(39.4)
EBITDA margin	4.5%	6.3%	-180 bps
Restructuring costs - business unit	26.6	-	-
Adjusted EBITDA	64.1	61.8	3.7
Adjusted EBITDA margin	7.7%	6.3%	140 bps

  Q3-23 net revenue was BRL 829 million, down -13.2% in CC and -15.0% in BRL. Combined sales of core business distribution channels (stores, e-commerce and franchise) showed a high-single digit decline in CC in Q3-23, slightly worse than in Q2-23, particularly impacted by store closures (-111 over the last 12 months or 4.5% of total Q3-22 stores)
  Retail sales through core business distribution channels showed sell-out Same Store Sales (including own stores, e-commerce and franchise) of -5.0%
  Franchise sell-in was weak in the quarter and sell-out was slightly better, leading to some improvement in inventory level YoY (albeit still above 2019 in some regions, particularly APAC)
  Gross margin showed YoY improvement again in Q3-23, expanding by +30 bps YoY to 76.6%. This was mainly driven by mix and pricing
  Despite the significant operating deleverage, Adjusted EBITDA margin improved by +140 bps YoY, at 7.7%, driven by some gross margin expansion and SG&A improvement, mainly from staff restructuring and strict control in other G&A expenses
  EBITDA adjustments of BRL 27 million were again mostly related to severance and consultants hired to assist during this transformational process
  Looking forward, some projects are already underway:
  Turbo charging the support for our Head Franchise partners, with a focus on our top-HF partners in the key markets where we see growth including India, Middle East, and Southeast Asia
  Meeting customers where they are shopping, whether that’s through new wholesale and digital channels – The Body Shop launched across 25 locations with Shoppers Drug Mart in Canada during Q3 with an additional 25 locations open in October
  Addressing the needs of our value consumer segment and those consumers with constrained budgets by reintroducing some lower price point products
  Transforming the current operating model and organization design – self-sufficient; leaner global structures; accountability; zero-based budgeting; and more focused investments

3. Social and environmental performance

(all actions refer to Natura &Co Group, unless stated otherwise)

In September Natura &Co celebrated three years of its sustainability journey, Commitment to Life. Our journey began in 2020 with the relaunch of our group sustainability vision, an initiative driven by our shared responsibility to confront global challenges and pave the way for a more sustainable future. We have made substantial progress towards our goals and our approach has evolved, re-aligning our strategies, metrics, and targets to directly address the pressing concerns of our time. Our Net Zero target is now in line with the globally recognized 1.5 degree Science Based Targets Initiative (SBTi) criteria and our journey towards regeneration will start with regenerative agriculture, where we have committed to have at least 30% of Natura &Co’s key ingredients certified as regenerative by 2030. We have been a partner of the Union for Ethical Biotrade (UEBT) for over 15 years and together we will work towards Natura &Co’s adoption of regenerative practices to deliver positive impact on our society and planet.

Natura &Co participated in Climate Week NYC, an annual event that runs alongside the United Nations General Assembly and brings together the public sector, private sector and civil society. We were present to join forces with partners to advocate for systems level change and to highlight the actions Natura &Co’s brands are taking to drive progress towards our Commitment to Life Sustainability Vision goals. Natura &Co CEO Fábio Barbosa joined leaders at the United Nations Global Compact New York Climate Week UN Private Sector Forum to explore strategies to mobilize business ambition and investments towards achieving the Sustainable Development Goals. He also launched the TNFD framework at an event at the New York Stock Exchange. We were present in several roundtables connecting nature and climate, in which our leaders advocated for placing nature at the heart of the modern economy. Looking ahead, leaders of our sustainability team will attend the 2023 United Nations Climate Change Conference (COP28), commencing 30 November in Dubai. Natura &Co will advocate for regeneration, accelerated nature and climate action, inclusion and allyship, and the policy and culture shifts needed to drive systems level change.

Natura &Co participated in the B20 in India, where Marcelo Behar, Natura &Co’s VP for Sustainability and Co-Chair of the ESG in Business B20 Action Council, contributed to a set of policy recommendations designed to accelerate and simplify ESG adoption. He spoke at the B20 Summit on the role of global standards in achieving development and sustainability goals, and at the 18th Sustainability Summit on sustainability in global value chains.

Updates across Business Units:

Natura &Co Latin America

On Amazon Day (5 September), Natura &Co Latin America launched an updated and bolder version of its 2030 Sustainability Vision at Casa Natura Musical, in São Paulo. Also known as Commitment to Life, it features a series of public commitments and actions to tackle some of the world’s most pressing issues, such as climate change, loss of biodiversity and human rights. Speakers included socio-environmental activist Ângela Mendes, president of the Comitê Chico Mendes, indigenous and climate activist Txai Surui, and John Elkington, creator of the ‘Triple Bottom Line’ concept, who highlighted the importance of joint work between large organizations, governments and young leaders.

On the 22nd of September, Natura &Co Latin America celebrated the Beauty Consultant Day with a historic milestone, combining for the first time the sales forces of Natura and Avon in a transformative moment for both brands.

Avon International

Avon International is a proud sponsor of Peace One Day, whose objective is to institutionalize Peace Day 21 September and create a more just, inclusive, sustainable and peaceful world. On Peace Day, Avon International CEO Angela Cretu took part in a conversation to spread the message of peace, recognizing beauty and peace combine to reveal the true essence of humanity, where compassion, unity, and harmony flourish, offering hope for a better world for women, a better world for all.

The Body Shop

The Body Shop released its FY22 Sustainability Report with comprehensive sustainability data in line with our Commitment to Life Sustainability Vision. The Body Shop Australia and South Africa officially launched their Be Seen Be Heard campaigns. In Australia a petition and campaign with their local partner ‘Foundation for Young Australians’ was kicked off in support of the Make It 16 campaign, calling on their government to lower the voting age to 16 for all Australian elections. South Africa launched its campaign alongside partner ‘Women Lead Movement’ to facilitate critical engagement and research on providing gender-based violence (GBV) education in school,  accompanied by a petition to support GBV education in schools.

4. Capital Markets and Stock Performance

NTCO3 shares traded at BRL 14.56 at the end of Q3-23 on the B3 stock exchange, -13.8% in the quarter. Average Daily Trading Volume (ADTV) for the quarter was BRL 167.3 million, -21.2% vs Q3-22. NTCO traded at USD 5.77 at the end of Q3-23 on NYSE, -18.5% in the quarter.

On Sep 30, 2023, the Company’s market capitalization was BRL 20.2 billion, and the Company’s capital was comprised of 1,386,848,066 common shares.

5. Fixed income

Below is a table with details of all public debt instruments outstanding per issuer as of Sep 30, 2023:

Issuer	Type	Issuance	Maturity	Principal (million)	Nominal Cost (per year)
		6/10/2022	9/15/2027	BRL 255.9 million	DI + 0.8 per year
Natura Cosméticos S.A.	Debenture - 12th issue	6/10/2022	9/15/2029	BRL 487.2 million	IPCA + 6.80%
		6/10/2022	09/15/2032	BRL 306.9 million	IPCA + 6.90%
Natura Cosméticos S.A.	Commercial Notes	9/19/2022	9/19/2025	BRL 500.0 million	DI + 1.55 per year
Natura Cosméticos S.A.	Debenture - 11th issue	7/21/2022	7/21/2027	BRL 826.0 million	DI + 1.65 per year
Natura &Co Luxemburg Holding (Natura Lux)	Bond - 2nd issue (Sustainability Linked Bond)	5/3/2021	5/3/2028	US$ 450.0 million	4.125%
Natura &Co Luxemburg Holding (Natura Lux)	Bonds	4/19/2022	4/19/2029	US$ 270.0 million	6.00%
Issuer: Avon Products, Inc.	Unsecured Bonds	3/15/2013	3/15/2043	US$ 21.8 million	8.450%(1)

Ratings

Below is a table with our current credit ratings:

Natura &Co Holding S.A.
Agency	Global Scale	National Scale	Outlook
Standard & Poor's	BB	AAA	Stable
Fitch Ratings	BB	AA+	Positive
Moody's	Ba3	-	Negative

Natura Cosméticos S.A.
Agency	Global Scale	National Scale	Outlook
Standard & Poor's	BB	AAA	Stable
Fitch Ratings	BB	AA+	Positive
Moody's	Ba2	-	Negative

Avon International
Agency	Global Scale	National Scale	Outlook
Standard & Poor's	BB-	-	Stable
Fitch Ratings	BB	-	Positive
Moody's	Ba3	-	Negative

6. Appendix

Natura &CO Latam Revenue Breakdown

Natura &Co Latam	Net Revenue change (%)
	Q3-23 vs. Q3-22
	Reported (R$)	Constant Currency
Natura Latam[a]	5.3%	18.6%
Natura Brazil	10.5%	10.5%
Natura Hispanic	-2.6%	37.1%
Avon Latam	-30.8%	-20.7%
Avon Brazil	-28.8%	-28.8%
Avon Hispanic	-31.9%	-15.8%
[a] Natura Latam includes Natura Brazil, Hispanic and others

FREE CASH FLOW RECONCILIATION

The correspondence between Free Cash Flow and Statements of Cash Flow is shown below:

R$ million	Free Cash Flow Reconciliation
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	(a)	Net income
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	(b)	Depreciation/amortization
Interest and exchange variation on short-term investments	(c)	Non-cash adjustments to net income
Earnings (loss) from swap and forward derivative contracts	(c)
Provision for tax, civil and labor risks	(c)
Inflation adjustment of judicial deposits	(c)		Free Cash Flow	Cash Flow Reconciliation
Inflation adjustment of provision for tax, civil and labor risks	(c)		Net income (loss)	(a)
Income tax and social contribution	(c)		Depreciation and amortization	(b)
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	(c)		Non-cash Adjustments to Net Income	(c)
Interest and exchange rate variation on leases	(c)		Adjusted Net income
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	(c)		Decrease / (Increase) in Working Capital	(d)
Inflation adjustment and exchange rate variation on other assets and liabilities	(c)		Inventories	(d1)
Impairment	(c)		Accounts receivable	(d2)
Provision for stock option plans	(c)		Accounts payable	(d3)
Provision for losses with trade accounts receivables, net of reversals	(c)		Other assets and liabilities	(d4)
Provision for inventory losses, net of reversals	(c)		Income tax and social contribution	(e)
Reversal of provision for the provision for carbon credits	(c)		Interest on debt and derivative settlement	(f)
Effect from hyperinflationary economy	(c)		Lease payments	(g)
Other adjustments to reconcile net loss	(c)		Other operating activities	(h)
			Operating activities-discountinued operations	(m)
Increase (Decrease) in:			Cash from Operations
Trade accounts receivable and related parties	(d2)	Accounts receivable	Capex	(j)
Inventories	(d1)	Inventories	Sale of Assets	(i)
Recoverable taxes	(d4)	Other Assets and Liabilities	Exchange rate variation	(k)
Other assets	(d4)	Other Assets and Liabilities	Free Cash Flow
Domestic and foreign trade accounts payable and related parties	(d3)	Accounts payable	Other financing and investing activities	(l)
Payroll, profit sharing and social charges, net	(d4)	Other Assets and Liabilities	Payment of lease - principal - discontinued operation	(n)
Tax liabilities	(d4)	Other Assets and Liabilities	Capex - discontinued operation	(o)
Other liabilities	(d4)	Other Assets and Liabilities	Cash Balance Variation
OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution	(e)	Income Tax and Social Contribuion
Release of judicial deposits	(h)	Other Operating Activities
Payments related to tax, civil and labor lawsuits	(h)	Other Operating Activities
(Payments) proceeds due to settlement of derivative transactions	(f)	Interest on Debt and derivative settlement
Payment of interest on lease	(g)	Lease Payments
Payment of interest on borrowings, financing and debentures	(f)	Interest on Debt and derivative settlement
Discontinued Operations	(m)	Operating activities - discountinued operations
NET CASH (USED IN) OPERATING ACTIVITIES

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible	(i)	Capex
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale	(j)	Sale of Assets
Acquisition of short-term investments	(l)	Other financing and investing activities
Redemption of short-term investments	(l)
Redemption of interest on short-term investments	(l)
Investing activities - discontinued operations	(o) & (l)	Capex - discountinued operations & Other financing and investing activities
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(g)	Lease payments
Repayment of borrowings, financing and debentures – principal	(l)	Other financing and investing activities
New borrowings, financing, and debentures	(l)
Acquisition of treasury shares, net of receipt of option strike price	(l)
Payment of dividends and interest on equity for the previous period	(l)
Receipt of funds due to settlement of derivative transactions	(l)
Capital Increase	(l)
Financing activities - discontinued operations	(n)	Payment of lease - discountinued operations
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Effect of exchange rate variation on cash and cash equivalents	(k)	Exchange Rate Effect

CONSOLIDATED BALANCE SHEET

ASSETS (R$ million)	Sept-23	Dec-22	LIABILITIES AND SHAREHOLDER'S EQUITY (R$ million)	Sept-23	Dec-22

CURRENT ASSETS			CURRENT LIABILITIES
Cash and cash equivalents	3,292.5	4,195.7	Borrowings, financing and debentures	141.1	331.2
Short-term investments	3,480.9	1,800.4	Lease	628.5	878.4
Trade accounts receivable	3,406.6	3,502.4	Trade accounts payable and reverse factoring operations	5,517.0	6,375.9
Inventories	4,362.9	4,516.9	Dividends and interest on shareholders' equity payable	0.2	0.3
Recoverable taxes	1,212.6	911.4	Payroll, profit sharing and social charges	1,072.7	1,277.0
Income tax and social contribution	190.3	196.1	Tax liabilities	518.5	828.1
Derivative financial instruments	134.7	235.1	Income tax and social contribution	197.5	70.3
Other current assets	926.0	763.4	Derivative financial instruments	127.1	1,614.0
Assets held for sale	456.7	0.1	Provision for tax, civil and labor risks	421.3	463.7
Total current assets	17,463.1	16,121.5	Other current liabilities	986.3	1,499.1
			Total current liabilities	9,610.4	13,337.9
NON CURRENT ASSETS
Recoverable taxes	880.9	1,356.9	NON CURRENT LIABILITIES
Deferred income tax and social contribution	2,677.3	3,519.5	Borrowings, financing and debentures	6,069.8	13,261.1
Judicial deposits	401.2	457.6	Lease	1,497.9	2,392.3
Derivative financial instruments	81.2	773.3	Payroll, profit sharing and social charges	6.0	26.2
Short-term investments	34.5	35.2	Tax liabilities	125.5	117.4
Other non-current assets	902.8	1,252.4	Deferred income tax and social contribution	3,244.4	934.4
Total long term assets	4,977.9	7,394.9	Derivative financial instruments	-	191.3
Property, plant and equipment	3,859.2	4,966.2	Provision for tax, civil and labor risks	1,227.1	1,322.2
Intangible	22,297.1	23,261.0	Other non-current liabilities	744.4	751.6
Right of use	1,973.4	2,941.9	Total non-current liabilities	12,915.2	18,996.3
Total non-current assets	33,107.7	38,564.0
			SHAREHOLDERS' EQUITY
			Capital stock	12,484.5	12,484.4
			Treasury shares	(164.7)	(262.4)
			Capital reserves	10,427.7	10,540.9
			Accumulated losses	3,739.2	(1,994.6)
			Other comprehensive income	1,542.4	1,564.3
			Equity attributable to owners of the Company	28,029.1	22,332.7
			Non-controlling interest in shareholders' equity of subsidiaries	16.1	18.5
TOTAL ASSETS	50,570.8	54,685.5	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	50,570.8	54,685.4

CONSOLIDATED INCOME STATEMENT- INCLUDING PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

R$ million	Q3-23	Q3-22	Ch. %	9M-23	9M-22	Ch. %
NET REVENUE	7,517.3	8,401.2	(10.5)	22,611.0	24,120.3	(6.3)
Cost of Products Sold	(2,611.0)	(3,177.3)	(17.8)	(7,793.6)	(9,216.9)	(15.4)
GROSS PROFIT	4,906.3	5,223.8	(6.1)	14,817.3	14,903.4	(0.6)
OPERATING EXPENSES
Selling, Marketing and Logistics Expenses	(3,252.0)	(3,613.1)	(10.0)	(9,751.9)	(10,342.3)	(5.7)
Administrative, R&D, IT and Project Expenses	(1,275.4)	(1,381.5)	(7.7)	(4,057.4)	(4,281.7)	(5.2)
Impairment losses on trade receivables	(142.8)	(151.2)	(5.6)	(460.6)	(464.6)	(0.9)
Other Operating Expenses, Net	(284.8)	(101.7)	180.0	(700.7)	(202.8)	245.5
LOSS FROM OPERATIONS BEFORE FINANCIAL RESULT	(48.6)	(23.7)	105.6	(153.3)	(388.0)	(60.5)
Net Financials	(1,064.9)	(549.7)	93.7	(1,943.3)	(1,340.8)	44.9
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(1,113.6)	(573.4)	94.2	(2,096.7)	(1,728.8)	21.3
Income Tax and Social Contribution	962.0	110.7	769.2	780.6	(87.4)	(993.5)
(LOSS) INCOME FROM CONTINUED OPERATIONS	(151.6)	(462.7)	(67.2)	(1,316.1)	(1,816.2)	(27.5)
Income (Loss) from discontinued operations	7,175.6	(96.8)	(7,513.9)	6,956.0	(152.5)	(4,662.4)
(LOSS) INCOME FOR THE PERIOD	7,024.0	(559.5)	(1,355.5)	5,639.9	(1,968.6)	(386.5)
Attributable to controlling shareholders	7,024.4	(559.8)	(1,354.9)	5,640.2	(1,969.6)	(386.4)
Attributable to non-controlling shareholders	(0.4)	0.3	(243.3)	(0.2)	1.0	(122.6)

PURCHASE PRICE ALLOCATION (PPA) AMORTIZATION

	Consolidated		Natura &Co Latam		Avon International
R$ million	Q3-23	Q3-22	Q3-23	Q3-22	Q3-23	Q3-22
Net Revenue	-	-	-	-	-	-
Cost of Products Sold	(1.7)	(2.1)	(1.0)	(0.6)	(0.7)	(1.4)
Gross Profit	(1.7)	(2.1)	(1.0)	(0.6)	(0.7)	(1.4)
Selling, Marketing and Logistics Expenses	(61.6)	(64.3)	(32.6)	(31.8)	(29.0)	(32.5)
Administrative, R&D, IT and Project Expenses	(70.7)	(67.3)	(1.1)	0.6	(69.6)	(67.9)
Other Operating Income (Expenses), Net	(36.9)	126.5	(35.8)	139.3	(1.0)	(12.8)
Financial Income/(Expenses), net	205.7	22.3	-	-	-	-
Income Tax and Social Contribution	(94.8)	(10.3)	-	-	-	-
LOSS FROM CONTINUED OPERATIONS	(60.0)	4.7	(70.5)	107.4	(100.4)	(114.6)

Depreciation	(134.0)	(135.7)	(34.7)	(33.9)	(99.3)	(101.8)

CONSOLIDATED STATEMENT OF CASH FLOW

R$ million	9M-23	9M-22
CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period	5,640.2	(1,968.6)
Adjustments to reconciliate net (loss) income for the period with net cash used in operating activities:
Depreciation and amortization	1,730.5	1,681.5
Interest and exchange variation on short-term investments	(642.3)	(330.1)
Earnings (loss) from swap and forward derivative contracts	1,742.0	527.9
Provision for tax, civil and labor risks	53.6	(29.5)
Inflation adjustment of judicial deposits	(20.5)	(26.8)
Inflation adjustment of provision for tax, civil and labor risks	58.5	67.1
Income tax and social contribution	(780.6)	87.4
Income from sale and write-off of property, plant and equipment, lease and non-current assets held for sale	(130.0)	(81.6)
Interest and exchange rate variation on leases	121.1	167.3
Interest and exchange rate variation on borrowings, financing and debentures, net of acquisition costs	437.0	324.2
Inflation adjustment and exchange rate variation on other assets and liabilities	2.2	2.0
Impairment	25.1	12.5
Provision for stock option plans	78.2	194.3
Provision for losses with trade accounts receivables, net of reversals	460.6	466.2
Provision for inventory losses, net of reversals	299.5	303.8
Reversal of provision for the provision for carbon credits	(11.2)	(8.3)
Effect from hyperinflationary economy	245.5	123.2
Other adjustments to reconcile net loss	(206.2)	0.0

Increase (Decrease) in:
Trade accounts receivable and related parties	(628.9)	(366.4)
Inventories	(752.7)	(109.7)
Recoverable taxes	61.7	(8.1)
Other assets	491.4	(18.4)
Domestic and foreign trade accounts payable and related parties	(515.7)	(624.6)
Payroll, profit sharing and social charges, net	(82.8)	(262.4)
Tax liabilities	(239.1)	(58.0)
Other liabilities	(274.2)	86.0
OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Payment of income tax and social contribution	(279.7)	(399.0)
Release of judicial deposits	23.6	134.2
Payments related to tax, civil and labor lawsuits	(52.3)	(111.8)
(Payments) proceeds due to settlement of derivative transactions	(1,520.6)	(230.5)
Payment of interest on lease	(120.7)	(86.0)
Payment of interest on borrowings, financing and debentures	(997.0)	(573.2)
Discontinued Operations	(7,289.1)	84.9
NET CASH (USED IN) OPERATING ACTIVITIES	(3,073.2)	(1,030.5)

CASH FLOW FROM INVESTING ACTIVITIES
Additions of property, plant and equipment and intangible	(741.1)	(651.3)
Proceeds from sale of property, plant and equipment, intangible and non-current assets held for sale	17.1	4.1
Acquisition of short-term investments	(12,220.6)	(8,005.9)
Redemption of short-term investments	10,625.5	8,613.7
Redemption of interest on short-term investments	101.2	85.6
Investing activities - discontinued operations	12,254.2	(116.9)
NET CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	10,036.2	(70.8)

CASH FLOW FROM FINANCING ACTIVITIES
Repayment of lease - principal	(553.8)	(681.8)
Repayment of borrowings, financing and debentures – principal	(8,185.6)	(4,591.3)
New borrowings, financing, and debentures	1,506.7	6,051.2
Acquisition of treasury shares, net of receipt of option strike price	0.0	(120.3)
Payment of dividends and interest on equity for the previous period	(0.0)	0.0
Receipt of funds due to settlement of derivative transactions	(367.8)	132.1
Capital Increase	0.1	5.9
Financing activities - discontinued operations	(166.2)	(139.6)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(7,766.5)	656.214
Effect of exchange rate variation on cash and cash equivalents	(98.6)	(312.6)
DECREASE IN CASH AND CASH EQUIVALENTS	(902.1)	(757.6)
Opening balance of cash and cash equivalents	4,195.7	4,007.3
Closing balance of cash and cash equivalents	3,292.5	3,252.3
DECREASE IN CASH AND CASH EQUIVALENTS	(902.1)	(757.6)

7. Conference call and webcast

Natura &Co *(B3: NTCO3 / NYSE: NTCO)*

is pleased to invite you to join its Q3-23 Earnings Conference Call:

Tuesday,
November 14th, 2023

07:00 NY time

09:00 Brasília Time

12:00 London Time

The call will be held in English with simultaneous translation into Portuguese

To connect to the conference call:

U.S.: Toll-free: **+1 844 204-8942** / Dial in: **+1 412 717-9627**

Brazil: +55 11 3181-8565 / Dial in: **+55 11 4090-1621**

U.K.: +44 20 3795 9972

Conference call ID: Natura

natura AVON THE BODY SHOP

Natura &Co

Q3-23 Results will be available on November 13th, Monday, after B3 trading hours at the website: http://ri.naturaeco.com/en

8. Glossary

Abihpec: Brazilian Association of the Personal Hygiene, Perfumery and Cosmetics Industry

ADR: An American Depositary Receipt is a negotiable certificate issued by a U.S. depository bank representing a specified number of shares of a non-U.S. company stock.

ADS: The individual issuance of shares in a U.S. stock exchange by a non-U.S. company is referred to as American Depositary Shares (ADS)

Adjusted EBITDA: Excludes effects that are not considered usual, recurring or not-comparable between the periods under analysis

APAC: Asia and Pacific

Avon representatives: Self-employed resellers who do not have a formal labor relationship with Avon

B3: Brazilian Stock Exchange

Benefit Sharing: In accordance with Natura’s Policy for the Sustainable Use of Biodiversity and Associated Traditional Knowledge, benefits are shared whenever we perceive various forms of value in the access gained. Therefore, one of the practices that defines the way in which these resources are divided is to associate payments with the number of raw materials produced from each plant as well as the commercial success of the products in which these raw materials are used

BPS: Basis Points; a basis points is equivalent to one percentage point * 100

Brand Power: A methodology used by Natura &Co to measure how its brands are perceived by consumers, based on metrics of significance, differentiation and relevance.

BRL: Brazilian Reais

CDI: The overnight rate for interbank deposits

CEE: Central and Eastern Europe

CFT: Cosmetics, Fragrances and Toiletries Market (CFT = Fragrances, Body Care and Oil Moisture, Make-up (without Nails), Face Care, Hair Care (without Colorants), Soaps, Deodorants, Men’s Grooming (without Razors) and Sun Protection

COGS: Costs of Goods Sold

Constant currency (“CC) or constant exchange rates: when exchange rates used to convert financial figures into a reporting currency are the same for the years under comparison, excluding foreign currency fluctuation effects

CO2e: Carbon dioxide equivalent; for any quantity and type of greenhouse gas, CO2e signifies the amount of CO2 which would have the equivalent global warming impact.

EBITDA: Earnings Before Interests, Tax, Depreciation and Amortization

EMEA: Europe, Middle East and Africa

EP&L: Environmental Proﬁt & Loss

Foreign currency translation: conversion of figures from a foreign currency into the currency of the reporting entity

G&A: General and administrative expenses

GHG: Greenhouse gases

ICON: Consumer Stock Index of the B3 stock exchange, designed to track changes in the prices of the more actively traded and better representative cyclical and non-cyclical consumer stocks

Innovation Index: Share in the last 12 months of the sale of products launched in the last 24 months

IBOV: Ibovespa Index is the main performance indicator of the stocks traded in B3 and lists major companies in the Brazilian capital market

IFRS – International Financial Reporting Standards

Kantar: Data, insights and consulting company with global presence

Hispanic Latam: Often used to refer to the countries in Latin America, excluding Brazil

LFL: Like-for-Like, applicable to measure comparable growth

Natura Consultant: Self-employed resellers who do not have a formal labor relationship with Natura

Natura Crer Para Ver Program (CPV): Special line of non-cosmetic products whose profits are transferred to the Natura Institute, in Brazil, and invested by Natura in social initiatives in the other countries where we operate. Our consultants promote these sales to benefit society and do not obtain any gains.

Natura Institute: Is a nonprofit organization created in 2010 to strengthen and expand our Private Social Investment initiatives. The institute has enabled us to leverage our efforts and investments in actions that contribute to the quality of public education

NYSE: New York Stock Exchange

P&L: Profit and loss

PP: Percentage point

PPA: Purchase Price Allocation - effects of the fair market value assessment as a result of a business combination

Profit Sharing: The share of profit allocated to employees under the profit-sharing program

SEC: The U.S. Securities and Exchange Commission (SEC) is an independent federal government regulatory agency responsible for protecting investors, maintaining fair and orderly functioning of the securities markets, and facilitating capital formation

SG&A: Selling, general and administrative expenses

SM&L: Selling, marketing and logistics expenses

SLB: Sustainability Linked Bond

SPT: Sustainability Performance Targets

SSS: Same-Store-Sales

Supplier Communities: The communities of people involved in small–scale farming and extraction activities in a variety of locations in Brazil, especially in the Amazon Region, who extract the inputs used in our products from the social and biodiversity. We form production chains with these communities that are based on fair prices, the sharing of benefits gained from access to the genetic heritage and associated traditional knowledge and support for local sustainable development projects. This business model has proven effective in generating social, economic and environmental value for Natura and for the communities.

Synergies: Synergy is the concept that the value and performance of two companies combined will be greater than the sum of the separate individual parts.

TBS: The Body Shop.

TMEA: Turkey, Middle East and Africa

UNI: Underlying Net Income.

WE: Western Europe

9. Disclaimer

EBITDA is not a measure under BR GAAP and does not represent cash flow for the periods presented. EBITDA should not be considered an alternative to net income as an indicator of operating performance or an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and the definition of EBITDA used by Natura may not be comparable with that used by other companies. Although EBITDA does not provide under BR GAAP a measure of cash flow, Management has adopted its use to measure the Company’s operating performance. Natura also believes that certain investors and financial analysts use EBITDA as an indicator of performance of its operations and/or its cash flow.

This report contains forward-looking statements. These forward-looking statements are not historical fact, but rather reflect the wishes and expectations of Natura’s management. Words such as “anticipate,” “wish,” “expect,” “foresee,” “intend,” “plan,” “predict,” “project,” “desire” and similar terms identify statements that necessarily involve known and unknown risks. Known risks include uncertainties that are not limited to the impact of price and product competitiveness, the acceptance of products by the market, the transitions of the Company’s products and those of its competitors, regulatory approval, currency fluctuations, supply and production difficulties and changes in product sales, among other risks. This report also contains certain pro forma data, which are prepared by the Company exclusively for informational and reference purposes and as such are unaudited. This report is updated up to the present date and Natura does not undertake to update it in the event of new information and/or future events.

Investor Relations Team

ri@natura.net

Third-Quarter 2023 Results

THE BODY SHOP
BODY BUTTER
SHEA
VEGAN

Third-Quarter 2023 Results

November 14th, 2023

natura AVON THE BODY SHOP

natura &co

This presentation may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of Natura &Co’s management. The words “anticipate," "wishes,“ "expects," "estimates," "intends," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to, the impact of competitive products and pricing, market acceptance of products, product transitions by the Company and its competitors, regulatory approval, currency fluctuations, production and supply difficulties, changes in product sales mix, and other risks. This presentation also may include pro-forma and adjusted information prepared by the Company for information and reference purposes only, which has not been audited. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments. https://ri.naturaeco.com/en/

1. Continued expansion in Adjusted EBITDA margin Net Revenue: -0.7% in constant currency (CC) Gross Margin: +310 bps, the main driver of profitability improvement Adj. EBITDA margin expansion of +190 bps 2. Actions underway across business units Natura &Co Latam: Launch of Wave 2 in Brazil, delivering initial results with combined CFT YoY revenue growth (CC) and Natura brand maintaining solid performance Avon International: Further margin improvement amid top-line stabilization The Body Shop: Entered into a binding agreement with Aurelius Investment Advisory Limited for an enterprise value of GBP 207 million 3. A strengthened balance sheet Aesop sale closed in August and proceeds enabled a return to a net cash position Prompt liability management, with more than half of our debts prepaid at the end of the quarter 4. Continued advances in ESG Realigned our Commitment to Life 2030 metrics to address the pressing concerns of our time

Consolidated Financial Performance Guilherme Castellan, CFO

natura &co
4

Consolidated Financial Performance

Guilherme Castellan, CFO

Natura &Co: Broadly stable sales at constant currency Solid top line growth at Natura Latam Stable trend at Avon International Offset by: Challenging sales at The Body Shop Expected sales reduction at Avon Latam amid Wave 2 preparation and roll-out natura &co
5

Natura &Co: Broadly stable sales at constant currency

Net Revenue *(BRL million)*

-0.7% CC
-10.5%
8.401,0
976,0
1.647,6
5.777,5
7.517,3
829,4
1.455,8
5.232,0
The Body Shop
-13.2% at CC
-15.0% in BRL
Avon International
-2.3% at CC
-11.6% in BRL
Natura &Co Latam
+ 2.5% at CC
-9.4% in BRL
Q3-22
Q3-23
Natura &Co Latam
Avon International
The Body Shop

Highlights

Offset by:

Earnings Presentation| Q3-23

Adjusted EBITDA margin expansion across all businesses Continued Gross Margin evolution SG&A efficiencies at The Body Shop YoY improvement in selling expenses at Avon Intl. Partially offset by: Marketing investments at the Natura brand G&A increase at Avon International Q3-23 Consolidated Adjusted EBITDA Margi

natura &co
6

Adjusted EBITDA margin expansion across all businesses

Q3-23 Consolidated Adjusted EBITDA Margin

3.1%
(0.4%)
(0.7%)
(0.1%)
10.0%
8.1%
Adj EBITDA Q3-22
Gross Margin
Selling Expenses
G&A
Corporate Expenses
Adj EBITDA Q3-23

Highlights

Partially offset by:

Earnings Presentation| Q3-23

Underlying net income (UNI) and net income Net income to underlying net income (UNI) reconciliation* Q3-23 (BRL million) Lower net financials excluding one-offs and Better income tax and social contribution In Q3-23 net financials had a BRL -896 million one-off effect related to gains and losses from debt repayment and the unwinding of a swap. Thus, it was also adjusted the tax shield related to such non-recurring net financials natura &co
7

Underlying net income (UNI) and net income

7,024.4
219.3
60.1
(7,149.4)
896.0
(305.0)
745.3
Net income Q3-23
(-) Transformation / Integration Costs
(-) PPA
(-) Restructuring Costs/ Discontinued Operations and Other Effects
Net Financials
Tax Shield
(=) Underlying Net Income Q3-23

Highlights

Earnings Presentation| Q3-23

Underlying cash flow showed neutral generation despite build-up in inventories for the holiday season Higher Adjusted Net Income Improvement from other assets and liabilities Partially offset by: Operating working capital consumption: Increase in inventories due to holiday build-up Accounts payable In Q3-23 adjusted net income includes the operational impact of discontinued operations of BRL -7,173 million (from the earnings release)

natura &co
8

510.5
(491.5)
538.3
(50.1)
(286.1)
221.2
(225.9)
(52.8)
(57.5)
Q3-23 Adjusted Net Income and Activities from Discontinued Operations
Inventories / Accounts receivable / payable
Other assets and liabilities
Income Tax and Social Contribution
Interest and Lease expenses and others
Underlying Cash Flow from operations
CAPEX
FX and Sale of Assets
Free Cash Flow

Highlights

Partially offset by:

- Operating working capital consumption:

Earnings Presentation| Q3-23

Return to net cash position and prompt liability management BRL 6.8 billion Cash balance at period-end 0.37xGroup net debt-to-EBITDA ratio Prepayment of ~US$ 1.6 billion of debt Net debt and net debt-to-EBITDA ratio (BRL billion) Amortization schedule (BRL billion) Average Maturity: 5.7 years (a) Gross debt excludes PPA impacts and excludes lease agreements (b) Excluding foreign currency hedging and including Avon’s Bond 2043 natura &co
9

Return to net cash position and prompt liability management

Q3-23		
BRL 6.8 billion Cash balance at period-end	-0.37x Group net debt-to-EBITDA ratio	Prepayment of ~US$ 1.6 billion of debt

2.85x
3.49x
3.96x
4.17x
-0.37x
8.8
7.4
9.4
10.0
-0.7
Q3-22
Q4-22
Q1-23
Q2-23
Q3-23
Net Debt
Net Debt/EBITDA including IFRS 16 effects

Amortization schedule
(BRL billion)

Average Maturity:
5.7 years
6.8 a
0.1
-
0.5
-
1.1
4.5 b
Cash and short-term deposits
2023
2024
2025
2026
2027
2028 onwards

Earnings Presentation| Q3-23

Natura &Co Latam Financial Performance

EKOS
TU
KU
MÃ

Natura &Co Latam

Financial Performance

natura &co Latin America

Peru and Colombia Driven by improving cross-sell CFT Productivity1 Number of beauty consultants1 Driven by improving cross-sell Concentrated on less productive consultants Further improvement in profitability YoY Brazil Wave 2 update Productivity gains and better cross-sell… … with planned channel reduction, also concentrated on less productive consultants Led to a combined CFT revenue YoY growth 1 The graphs are shown for illustrative purposes only. Their proportions are intended to show trends and should not be interpreted as actual figures

11

Wave 2 update

Peru and Colombia

CFT Productivity[1]

2023 Cycle before Wave 2
Cycle 1
Cycle 2
Cycle 3
Cycle 4
Cycle 5
Cycle 6

Driven by improving cross-sell

Number of beauty consultants[1]

2023 Cycle before Wave 2
Cycle 1
Cycle 2
Cycle 3
Cycle 4
Cycle 5
Cycle 6

Concentrated on less productive consultants

Further improvement in profitability YoY

Brazil

Led to a combined CFT revenue YoY growth

Natura &Co Latam: Solid growth in CC at Natura brand, partially offset by expected sales reduction at Avon brand Net Revenue (BRL million) +2.5% CC Home & Style Hispanic - 37.6% in CC Home & Style Brazil - 41.6% in CC Avon CFT Hispanic - 1.5% in CC Avon CFT Brazil - 24.8% in CC Avon Beauty: Natura Beauty: Brazil: Expected impact from preparation for Wave 2, but YoY growth in CFT (Natura and Avon combined) Hispanic: Impacted by the preparation and actual roll-out of Wave 2, leading to a YoY decrease of -1.5% (-18.7% excluding Argentina) Decline in CC, as a result of our drastic portfolio optimization Home & Style: Avon Beauty:

12

Net Revenue *(BRL million)*

+2.5% CC
-9.4%
5,777.5
5,232.0
Home & Style Hispanic
- 37.6% in CC
Home & Style Brazil
- 41.6% in CC
Avon CFT Hispanic
- 1.5% in CC
Avon CFT Brazil
- 24.8% in CC
Natura CFT Hispanic
+ 37.1% in CC
Natura CFT Brazil
+ 10.5% in CC
Q3-22
Q3-23

Natura Beauty:

- **Brazil:** Continued strong top-line performance
- **Hispanic:** Revenue up in low-single digits in CC excluding Argentina

Avon Beauty:

Home & Style:

natura &co Latin America

Earnings Presentation| Q3-23

Adj. EBITDA margin expanded 100 bps YoY to 12.3% Adjusted EBITDA¹ and Adjusted EBITDA margin (BRL million, %) 11.3% 12.3% Highlights 320 bps improvement in Gross Margin Partially offset by: SG&A impacted by: - investments at Natura, mainly in marketing and R&D - Avon revenue reduction amid Wave 2 preparation, while full efficiencies will only be delivered with the actual roll-out 1 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as: Integration costs and net non-recurring other (income)/expenses

Avon International Financial Performance

Avon International: Improving profitability amid stable top line Adjusted EBITDA¹ and Adjusted EBITDA margin (BRL million, %) Net Revenue (BRL million) -2.3% CC -11.6% 3.6% 8.0% Revenue Beauty category up +1.8% YoY, mainly benefitting from : - fragrance outperformance - our long-term strategic direction of fewer, but bigger and better innovations Decline of Home & Style amid the planned portfolio reduction Adjusted EBITDA Gross margin expansion of 490bps YoY Decline in selling expenses YoY driven by transformational savings Partially offset by: G&A increase - still impacted by phasing of expenses and FX

The Body Shop Financial Performance

JAMAICAN BLACK
CASTOR OIL

THE BODY SHOP
JAMAICAN BLACK
CASTOR OIL

JAMAICAN BLACK
CASTOR OIL

The Body Shop

Financial Performance

THE BODY SHOP

The Body Shop: Margin improvement despite continued top line challenges Net Revenue BRL Millions -132%CC -15.0% 976.0 Q3-23 829.4 Q3-23 Adjusted EBITA1 and Adjusted EBITA margin (in million, %) 6.3% 7.7% 61.8 64.1 Q3-23 Excluding effects that are not considered recurring nor comparable between the periods under analysis, such as restructuring business unit Revenue The market remains challenging, and we are seeing reductions in footfall and traffic across our global footprint Sell-out Same-store sales (stores, e-commerce, and franchise) was -5.0% combined with accelerated store closure led to… core business distribution channels showing a high-single-digit decline of revenues in CC Adjusted EBITDA Slight YoY improvement in gross margin (+30bps) and SG&A efficiencies, driven by staff restructure and strict control in other G&A expenses led to a margin expansion

Natura AVON The Body Shop Closing Remarks Fábio Barbosa, CEO

natura &co
18

Closing Remarks

Fábio Barbosa, CEO

Key takeaways 1. Consistent execution in our strategy of simplifying our business allowing us to focus in key regions and core business model 2. This laser-focus strategy, combined with enhanced capital structure and improved cash flow conversion… 3. … will unlock value in the future through both top-line growth and margin expansion Unlocking sustainable shareholder value … …through our triple bottom line agenda

Thank you Natura AVON The Body Shop Natura & CO

THE BODY SHOP
SHEA

Thank You

natura AVON THE BODY SHOP

natura &co

Appemdic Q3 - 23 Natura AVON The Body Shop Natura & CO

Debt Profile Q3-23 by type Q3-23 by currency 0.4% 8.1% 0.1% 60.4% 31.0% 39.2% 0.4% 60.4% Debentures Bonds Commerical notes Working capital Other instruments BPL USD Other

Debt Profile

Q3-23 by type

0.4%
0.1%
8.1%
31.0%
60.4%
Bonds
Debentures
Comercial notes
Working capital
Other instruments

Q3-23 by currency

0.4%
39.2%
60.4%
BRL
USD
Other

natura &co 22

Net revenue breakdown by channe; (%) 6% 11% 1% 82% Digital Retails (Own stories + Franchise) Wholesale Traditional Direct Selling Nayura Avon the Body Shop 3% 7% 90% Q3-23 4% 5% 91% Q3-23 1% 1% 6% 93% Q3-23 1% 1% 5% 92% Q3-23 4% 76% 11% 8% Q3-23 4% 79% 11% 6% Q3-23

Net Revenue Breakdown by Channel (%)

6%
11%
1%
82%
Digital
Retail (own stores + Franchise)
Wholesale
Traditional Direct Selling

NATURA
3%
7%
90%
4%
5%
91%
Q3-22
Q3-23
Traditional Direct Selling
Digital
Retail (own stores + Franchise)

AVON
1%
1%
6%
93%
1%
1%
5%
92%
Q3-22
Q3-23
Traditional Direct Selling
Digital
Retail (own stores + Franchise)
Wholesale

THE BODY SHOP
5%
76%
11%
8%
4%
79%
11%
6%
Q3-22
Q3-23
Traditional Direct Selling
Digital
Retail (own stores + Franchise)
Wholesale